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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549

                                    SCHEDULE 13D


                     Under the Securities Exchange Act of 1934
                                (Amendment No. 1 )*
                                    -----------

                              Executive Telecard, Ltd.
     -------------------------------------------------------------------------
                                  (Name of Issuer)

                           Common Stock, $0.001 par value
     -------------------------------------------------------------------------
                           (Title of Class of Securities)

                                    301601 10 1
                   ---------------------------------------------
                                   (CUSIP Number)


 Jim Pleasant, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                 December 28, 1998
              -------------------------------------------------------
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), Section 240.13d-1(f) or Section 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                                     SCHEDULE 13D
------------------------                                   ---------------------
CUSIP NO. 894692 10 2                                          PAGE 2 OF 5 PAGES
-----------------------                                    ---------------------

---------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Ronald L. Jensen
---------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) [ ]
                                                                         (b) [_]
---------------------------------------------
3    SEC USE ONLY

---------------------------------------------
4    SOURCE OF FUNDS*
     N/A
---------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                         [_]
---------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States
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               7    SOLE VOTING POWER
   NUMBER OF        -0-
    SHARES          -------------------------
 BENEFICIALLY  8    SHARED VOTING POWER
   OWNED BY         -0-
     EACH           -------------------------
   REPORTING   9    SOLE DISPOSITIVE POWER
    PERSON          -0-
     WITH           -------------------------
               10   SHARED DISPOSITIVE POWER
                     -0-
---------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 --------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [_]
---------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     %
---------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
---------------------------------------------

                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
         (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

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CUSIP NO. 894692 10 2                                                Page 3 of 5

Item 1.    SECURITY AND ISSUER.

     This Schedule 13D (this "Filing") relates to the Common Stock, $0.001 par value ("Executive Telecard Common Stock"), and voting and other contractual rights relating thereto, of Executive Telecard, Ltd., a Delaware corporation (the "Company"), which has its principal executive offices located at 4260 East Evans Avenue, Denver, Colorado 80222. The purpose of this Filing is to reflect the termination of any beneficial ownership of Executive Telecard Common Stock by Ronald L. Jensen ("Mr. Jensen") following conversion of all of his Executive Telecard Common Stock into 75 shares of 8% Series C Cumulative Convertible Preferred Stock.

Item 2.   IDENTITY AND BACKGROUND.

     (a)  Mr. Ronald L. Jensen
     (b)  4001 McEwen, Dallas, Texas 75244
     (c)  Chairman of the Board of UICI, 4001 McEwen, Dallas, Texas 75244
     (d) Mr. Jensen has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) Mr. Jensen has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f)  Mr. Jensen is a citizen of the United States.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On November 18, 1998, Mr. Jensen entered into a Settlement Agreement, whereby all shares of Common Stock owned by him were to be converted into 75 shares of 8% Series C Cumulative Convertible Preferred Stock (the "Preferred Stock"). The Preferred Stock is not convertible into Executive Telecard Common Stock for 180 days after December 28, 1998 (the "Closing Date"). The conversion rate of the Preferred Stock is determined by (a) multiplying the number of shares of the Preferred Stock by the liquidation amount and (b) dividing the result by the initial conversion price equal to the greater of (i) 90% of the average of the last reported sales price of the Executive Telecard Common Stock on NASDAQ for the ten trading days prior to June 28, 1998 (the "First Conversion Date"), PROVIDED HOWEVER, that the conversion price shall be neither less than $4 nor greater than $6 per share or (ii) the last reported sales price of the Executive Telecard Common Stock on NASDAQ on the trading day prior to the Closing Date.

Item 4.   PURPOSE OF TRANSACTION.

     The person signing this Filing does not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company's business or corporate structure; changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or any action similar to any of those enumerated above; but such persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.


Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) Mr. Jensen does not beneficially own any shares of Executive Telecard Common Stock at this time.


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CUSIP NO. 894692 10 2                                                Page 4 of 5


     (b) Mr. Jensen does not have any voting or dispositive rights over any shares of Executive Telecard Common Stock.

     (c)  See Item 3.

     (d)  None.

     (e)  December 28, 1998

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          None.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

          None.


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     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.




January 12, 1999                         /s/ Ronald L. Jensen
                                        ----------------------------------------
                                        Ronald L. Jensen